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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D AMENDMENT NO. 16

Under the Securities Exchange Act of 1934

CONE MILLS CORPORATION (Name of Issuer)
Common Stock, $.10 par value (Title of Class of Securities)
206814 10 5 (CUSIP Number)

Albert A. Woodward, Esq.
Leonard, Street And Deinard, P.A.
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota 55402
(612) 335-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Cover page continued on next 3 pages)

CUSIP NO. 206814 10 5	SCHEDULE 13D

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Marc H. Kozberg

(2)	Check the appropriate box if a member of a group (see instructions)		(a) ☒
(b) ☐

(3) SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).		☐

(6)	Citizenship or place of organization USA

Number of shares	(7)	Sole voting power 173,185
beneficially
owned by each reporting	(8)	Shared voting power
person with:		-0-

	(9)	Sole dispositive power 173,185

	(10)	Shared dispositive power -0-

(11)	Aggregate amount beneficially owned by each reporting person. 173,185

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		☐

(13)	Percent of class represented by amount in Row (11) 0.7%

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 206814 10 5	SCHEDULE 13D

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Marvin W. Goldstein

(2)	Check the appropriate box if a member of a group (see instructions)		(a) ☒
(b) ☐

(3) SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or place of organization USA

Number of shares	(7)	Sole voting power 361,423
beneficially
owned by each reporting	(8)	Shared voting power
person with:		-0-

	(9)	Sole dispositive power 361,423

	(10)	Shared dispositive power -0-

(11)	Aggregate amount beneficially owned by each reporting person. 361,423

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		☐

(13)	Percent of class represented by amount in Row (11) 1.4%

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 206814 10 5	SCHEDULE 13D

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Robert C. Klas, Sr.

(2)	Check the appropriate box if a member of a group (see instructions)		(a) ☒
(b) ☐

(3) SEC use only

(4)	Source of funds (see instructions) PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).		☐

(6)	Citizenship or place of organization USA

Number of shares	(7)	Sole voting power 500,000
beneficially
owned by each reporting	(8)	Shared voting power
person with:		-0-

	(9)	Sole dispositive power 500,000

	(10)	Shared dispositive power -0-

(11)	Aggregate amount beneficially owned by each reporting person. 500,000

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		☐

(13)	Percent of class represented by amount in Row (11) 1.9%

(14)	Type of reporting person (see instructions) IN

INTRODUCTION

        The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the "Issuer") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002 and June 7, 2002. This filing is the sixteenth amendment to the original Schedule 13D filing.

        The Holders' responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.	Marc H. Kozberg
2.	Dr. Demetre Nicoloff
3.	Robert H. Paymar
4.	The Temple Company, L.L.P.
5.	Charmel Limited Partnership
6.	Charmel Enterprises, Inc.
7.	Richard Fitzgerald
8.	Charles Barry
9.	Melanie Barry
10.	Marvin W. Goldstein
11.	Robert C. Klas, Sr.
12.	Nicoloff Properties Partnership
13.	Ardelle Nicoloff

ITEM 4. PURPOSE OF TRANSACTION.

        The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.

        On November 22, 2002, Marc Kozberg, on behalf of the Holders, formally requested that the Executive Committee of the Board nominate three persons to the board of directors for the seats to be filled at the Cone Mills 2003 shareholders' meeting. The requested nominees are Charles Barry, a Minneapolis businessman, Ronald Kominsky, Chief Investment Officer of CRP Holdings, Inc., a private investment firm, and Ed Adams, CEO of Oakridge Capital Group, Inc., and Equity Securities Investment, Inc. and the Howard E. Buhse Professor of Law and Finance and Co-Director of Kommerstad Center for Business Law and Entrepreneurship at the University of Minnesota. If the Executive Committee does not recommend the nominees to the shareholders, the Holders may consider directly presenting the nominees for election as directors at the 2003 shareholders' meeting.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of November 22, 2002 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg(6)	173,185	0.7%
Dr. Demetre Nicoloff	425,217	1.7%
Robert H. Paymar	172,904	0.7%
The Temple Company, L.L.P.	142,160	0.6%
Charmel Limited Partnership	793,200	3.1%
Charmel Enterprises, Inc.(2)	793,200	3.1%
Richard Fitzgerald(1)	142,160	0.6%
Charles Barry(1)(2)(5)	1,035,360	4.0%
Melanie Barry(2)	793,200	3.1%
Marvin W. Goldstein(4)	361,423	1.4%
Robert C. Klas, Sr.	500,000	1.9%
Nicoloff Properties Partnership	122,400	0.5%
Ardelle Nicoloff(3)	122,400	0.5%

(1)
Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)
Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership

(3)
Includes 122,400 shares of Common Stock owned by Nicoloff Properties Partnership, over which Ms. Nicoloff exercises voting and dispositive control.

(4)
Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian; includes 1,000 shares of Common Stock purchasable under currently exercisable options.

(5)
Includes 100,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(6)
Includes 2,000 shares of Common Stock purchasable under currently exercisable options.

        The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

        According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer had 25,757,344 shares of Common Stock outstanding as of October 28, 2002. The Holders, as of November 22, 2002, collectively beneficially own 2,790,489 shares of the Issuer's Common Stock, constituting approximately 10.8% of the Issuer's outstanding voting Common Stock.

        The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share
Marvin W. Goldstein	11/06/01	Grant(1)	4,812	$1.60
Marvin W. Goldstein	7/30/02	Grant(1)	2,249	$2.78
Marc H. Kozberg	7/30/02	Grant(1)	2,429	$2.78
Robert C. Klas, Sr.	07/24/02	Buy	5,000	$2.8824
Robert C. Klas, Sr.	09/05/02	Buy	17,500	$2.36
Robert C. Klas, Sr.	09/11/02	Buy	3,373	$2.30

(1)
Grant of stock as director of the Issuer. Price/share is the value at time of grant for tax purposes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A—Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

SIGNATURES

        After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: November 25, 2002

/s/ MARC H. KOZBERG Marc H. Kozberg		/s/ MARVIN W. GOLDSTEIN Marvin W. Goldstein
/s/ DR. DEMETRE NICOLOFF Dr. Demetre Nicoloff		/s/ ROBERT C. KLAS, SR. Robert C. Klas, Sr.
/s/ ROBERT H. PAYMAR Robert H. Paymar		NICOLOFF PROPERTIES PARTNERSHIP
/s/ ARDELLE NICOLOFF		By:
Ardelle Nicoloff		/s/ ARDELLE NICOLOFF Ardelle Nicoloff, general partner
THE TEMPLE COMPANY, L.L.P.
By:
/s/ CHARLES BARRY Charles Barry, a partner
CHARMEL LIMITED PARTNERSHIP
By:	Charmel Enterprises, Inc.
By:
/s/ CHARLES BARRY Charles Barry, President
CHARMEL ENTERPRISES, INC.

By:
/s/ CHARLES BARRY Charles Barry, President
/s/ RICHARD FITZGERALD Richard Fitzgerald
/s/ CHARLES BARRY Charles Barry
/s/ MELANIE BARRY Melanie Barry

EXHIBIT A

AGREEMENT AS TO JOINT FILING

        Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

/s/ MARC H. KOZBERG Marc H. Kozberg		/s/ MARVIN W. GOLDSTEIN Marvin W. Goldstein
/s/ DR. DEMETRE NICOLOFF Dr. Demetre Nicoloff		/s/ ROBERT C. KLAS, SR. Robert C. Klas, Sr.
/s/ ROBERT H. PAYMAR Robert H. Paymar		NICOLOFF PROPERTIES PARTNERSHIP
/s/ ARDELLE NICOLOFF		By:
Ardelle Nicoloff		/s/ ARDELLE NICOLOFF Ardelle Nicoloff, general partner
THE TEMPLE COMPANY, L.L.P.
By:
/s/ CHARLES BARRY Charles Barry, a partner
CHARMEL LIMITED PARTNERSHIP
By:	Charmel Enterprises, Inc.
By:
/s/ CHARLES BARRY Charles Barry, President
CHARMEL ENTERPRISES, INC.

By:
/s/ CHARLES BARRY Charles Barry, President
/s/ RICHARD FITZGERALD Richard Fitzgerald
/s/ CHARLES BARRY Charles Barry
/s/ MELANIE BARRY Melanie Barry

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SCHEDULE 13D AMENDMENT NO. 16 Under the Securities Exchange Act of 1934
SIGNATURES
EXHIBIT A AGREEMENT AS TO JOINT FILING